UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Yahoo! Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984332-10-6

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 984332-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Filo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 84,421,561(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 84,421,561(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,421,561(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)   Includes 1,533,333 shares issuable upon the exercise of stock options held by Mr. Filo that are exercisable within 60 days of December 31, 2005.

(2)   Based upon 1,418,736,194 shares of Yahoo! Inc. common stock outstanding at November 1, 2005 as reported on Yahoo!’s Quarterly Report on Form 10-Q for the period ending September 30, 2005 as filed with the SEC on November 4, 2005.

Item 1.
	(a)	Name of Issuer Yahoo! Inc.
	(b)	Address of Issuer’s Principal Executive Offices 701 First Avenue, Sunnyvale, CA 94089

Item 2.
	(a)	Name of Person Filing David Filo
	(b)	Address of Principal Business Office or, if none, Residence Same as Item 1(b)
	(c)	Citizenship See Row 4 of cover page
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 984332-10-6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: not applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]. Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page
(b) Percent of class: See Row 11 of cover page
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page
(ii) Shared power to vote or to direct the vote See Row 6 of cover page
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
Date
/s/ David Filo
Signature
David Filo/Chief Yahoo!
Name/Title